UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 12)*

VSE Corporation
(Name of Issuer)

Common Stock, par value $.05 per share
(Title of Class of Securities)

918284100
(CUSIP Number)

Elaine Schuler
6229 Executive Boulevard
Rockville, MD 20852
(301) 897-9700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 5, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 5 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 918284100		Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
Calvin S. Koonce

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,185,870*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,185,870*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,185,870*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* See Items 2 and 3.

SCHEDULE 13D
CUSIP No. 918284100		Page 3 of 5 Pages
              This Statement on Schedule 13D/A Amendment No. 12 (this "Amendment No. 12") is filed on behalf of the Reporting Person with the Securities and Exchange Commission (the "Commission"). This Amendment No. 12 amends the Statement of Beneficial Ownership on Schedule 13D Amendment No. 11 (the "Prior Statement") relating to shares of the Common Stock, par value $.05 per share (the "Common Stock"), of VSE Corporation (the "Issuer"), as specifically set forth herein (as so amended, the "Amended Statement"). Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Prior Statement.

Item 2.	Identity and Background

Item 2 is hereby amended and restated to read as follows:

This Statement is filed on behalf of Calvin S. Koonce (the “Reporting Person”).  The Reporting Person is a United States citizen whose principal occupation is serving as a developer of Old Town Columbus, a real estate development.  The Reporting Person is also the Manager of Koonce LLC, a Florida limited liability company (“Koonce”) used for family investment planning purposes.  The Reporting Person’s and Koonce’s address is 6229 Executive Boulevard, Rockville, MD 20852.  Neither the Reporting Person nor Koonce has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 1,185,870 shares (which amount includes the 254,836 shares of Common Stock held by Koonce LLC) of the Common Stock beneficially owned by the Reporting Person is $508,373 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially owned by the Reporting Person were paid for using his personal funds, were received as payment for services as a Director of the Issuer and were received by inheritance.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

(a)-(b) As of November 6, 2024, the Reporting Person beneficially owns 1,185,870 shares of Common Stock, constituting approximately 5.8% of the shares of Common Stock outstanding of the Issuer. The Reporting Person has the sole power to vote and direct the vote and the sole power to dispose and direct the disposition of such shares.  The 1,185,870 shares of Common Stock includes 254,836 shares of Common Stock held by Koonce LLC.  The Reporting Person disclaims beneficial ownership of the shares held by Koonce LLC, except in such case to the extent of his pecuniary interest therein, if any. The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Person is based upon 20,411,712 shares of Common Stock of the Issuer outstanding as of November 1, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2024, filed with the Commission on November 6, 2024.

SCHEDULE 13D
CUSIP No. 918284100		Page 4 of 5 Pages
(c)
The table below lists all the transactions in the Issuer's Common Stock effected since the most recent filing of Schedule 13D. Except as noted below, all transactions were made in the open market and do not reflect commissions or other expenses.

Transactions in Shares

Party	Date of Purchase	Number of Shares of Common Stock	Buy/Sell	Weighted Average Price*	Price High		Price Low
Calvin S. Koonce	10/18/2024	5,400	Sell	$102.62	$103.00	--	$102.00
Calvin S. Koonce	10/18/2024	8,400	Sell	$103.52	$104.00	--	$103.01
Calvin S. Koonce	10/18/2024	22,600	Sell	$104.46	$104.89	--	$104.02
Calvin S. Koonce	10/21/2024	16,300	Sell	$101.29	$101.52	--	$100.64
Calvin S. Koonce	10/21/2024	1,400	Sell	$101.82	$102.06	--	$101.65
Calvin S. Koonce	10/21/2024	1,300	Sell	$103.12	$103.50	--	$102.84
Calvin S. Koonce	10/22/2024	3,500	Sell	$100.86	$101.15	--	$100.27
Calvin S. Koonce	10/22/2024	11,800	Sell	$101.69	$102.25	--	$101.27
Calvin S. Koonce	10/22/2024	4,000	Sell	$102.43	$102.70	--	$102.30
Calvin S. Koonce	10/28/2024	2,400	Sell	$103.55	$103.96	--	$103.00
Calvin S. Koonce	10/28/2024	21,410	Sell	$104.61	$104.90	--	$104.00
Calvin S. Koonce	10/29/2024	8,200	Sell	$104.99	$105.34	--	$104.40
Calvin S. Koonce	10/29/2024	11,200	Sell	$105.80	$106.38	--	$105.40
Calvin S. Koonce	10/29/2024	6,600	Sell	$106.52	$106.60	--	$106.43
Calvin S. Koonce	10/30/2024	5,000	Sell	$106.28
Calvin S. Koonce	10/31/2024	5,600	Sell	$102.76	$103.35	--	$102.62
Calvin S. Koonce	10/31/2024	3,502	Sell	$104.27	$104.60	--	$103.80
Calvin S. Koonce	10/31/2024	400	Sell	$104.90
Calvin S. Koonce	11/1/2024	16,100	Sell	$103.45	$103.85	--	$102.91
Calvin S. Koonce	11/1/2024	2,800	Sell	$104.02	$104.20	--	$103.92
Janet B. Koonce	11/4/2024	9,600	Sell	$103.13	$103.70	--	$102.71
Janet B. Koonce	11/4/2024	4,201	Sell	$104.13	$104.50	--	$103.80
Janet B. Koonce	11/5/2024	6,199	Sell	$104.82	$105.04	--	$104.50
Calvin S. Koonce	11/5/2024	20,700	Sell	$105.88	$106.28	--	$105.30
Calvin S. Koonce	11/5/2024	5,600	Sell	$106.42	$106.67	--	$106.30
Calvin S. Koonce	11/6/2024	2,800	Sell	$111.55	$112.00	--	$111.27
Calvin S. Koonce	11/6/2024	9,600	Sell	$112.80	$113.25	--	$112.29
Calvin S. Koonce	11/6/2024	12,400	Sell	$113.79	$114.27	--	$113.30
Calvin S. Koonce	11/6/2024	6,400	Sell	$114.70	$115.18	--	$114.30
Calvin S. Koonce	11/6/2024	7,500	Sell	$115.94	$116.26	--	$115.50
Calvin S. Koonce	11/6/2024	404	Sell	$116.76	$116.76	--	$116.60

* The Reporting Person undertakes to provide upon request by the Commission staff full information regarding the number of shares purchased at each separate price.

(d)
Except as set forth in this Item 5(d), no Person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Person.  Koonce LLC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 254,836 shares of Common Stock beneficially owned by the Reporting Person and disclosed in Item 5(a)-(b).

(e)	Not Applicable.

(The remainder of this page was intentionally left blank)

SCHEDULE 13D
CUSIP No. 918284100		Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	November 7, 2024

/s/ Calvin S. Koonce
Calvin S. Koonce